Deutsche Bank reports solid progress on transformation strategy and reaffirms financial targets

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today reported progress on its transformation strategy, in line with or ahead of its objectives.

The bank reaffirmed its 2019, 2020 and 2022 cost targets. Adjusted costs before transformation-related charges and the impact of the Global Prime Finance transfer to BNP Paribas are expected to be 21.5 billion euros in the full year 2019, with a target of 19.5 billion euros in 2020 and of 17 billion euros in 2022, a reduction of nearly 6 billion euros relative to 2018.

In addition, Deutsche Bank reaffirmed its commitment to delivering on its transformation strategy within existing capital resources and to maintaining a Common Equity Tier 1 (CET 1) ratio of at least 12.5% at all times throughout its transformation. Asset reduction in the Capital Release Unit is running ahead of plan. For the end of 2019, the bank currently anticipates it will report a CET 1 ratio of above 13%.

Christian Sewing, Chief Executive Officer, said: “In the past few months we have made significant progress on every dimension of our strategic transformation. We are in line with our plan and even ahead in several areas.”

Deutsche Bank reaffirms its target of an 8% post-tax return on tangible equity (RoTE) in 2022. Management recognises that this has become more ambitious given external headwinds, particularly interest rate developments in the euro area. Deutsche Bank has implemented a series of measures intended to substantially offset the impact of lower interest rates. These include loan growth, selectively passing through negative interest rates, balance sheet measures to further optimise liquidity reserves, and taking advantage of deposit tiering arrangements introduced by the European Central Bank. For the Core Bank, which excludes the

Issued by Media Relations of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com https://www.db.com/newsroom Email: db.presse@db.com

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Capital Release Unit, Deutsche Bank today announced a post-tax RoTE target of above 9% in 2022.

Management anticipates that the interest rate environment will primarily impact the outlook for returns in the Private Bank and Corporate Bank in the mid-term. However, revenue growth in the Investment Bank is currently expected to partially offset this impact together with improvements in Corporate & Other.

Deutsche Bank is pleased with Investment Bank revenues in the fourth quarter to date, especially in the Fixed Income and Currencies Sales & Trading business where revenues are above the prior year period.

Christian Sewing, Chief Executive Officer, added: “Making a strong start to our unprecedented transformation was all important. Clients, regulators and our own people have all voiced their firm support for the path we have embarked upon. This support will help us progress our transformation in a disciplined manner.”

For further information please contact:

Deutsche Bank AG Media Relations
Sebastian Kraemer-Bach Phone: +49 69 910 43330 E-Mail: sebastian.kraemer-bach @db.com	Christian Streckert Phone: +49 69 910 38079 E-Mail: christian.streckert@db.com
Charlie Olivier Phone: +44 20 7545 7866 E-mail: charlie.olivier@db.com
Investor Relations
+49 800 910-8000 (Frankfurt) +44 20 7541-4100 (London) +1 212 250-0604 (New York) db.ir@db.com

An Investor Deep Dive will take place today, Tuesday, 10 December 2019, at 13.00 CET. This conference will be broadcast via internet: www.db.com/ir

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About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

Cautionary Statements

Non-IFRS Financial Measures

This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures under IFRS please refer to the Financial Data Supplement Q3 2019 and to the Earnings Report as of September 30, 2019. These documents are available at: www.db.com/quarterly-results

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 22 March 2019 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir .

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